Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 7, 2011

VIA EDGAR AND FEDERAL EXPRESS

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Momentive Performance Materials Holdings LLC

    Amendment No. 1 to Registration Statement on Form S-1

    Filed June 6, 2011

    File No. 333-173671

Dear Ms. Long:

On behalf of Momentive Performance Materials Holdings LLC, a Delaware limited liability company (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 20, 2011 (the “Comment Letter”), regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 2. Page references in the text of this letter correspond to pages and captions in Amendment No. 2.

General

1.	We note that you have requested confidential treatment for a number of exhibits to your registration statement. Please note that we will send our comments with respect to your request for confidential treatment, if any, under separate cover. Please note that all issues regarding the confidential treatment request must be resolved before we will consider a request for acceleration of effectiveness.

Pamela Long, July 7, 2011 - Page 2

Response:

The Company acknowledges the Staff’s comment and understands that all issues regarding the confidential treatment request must be resolved before requesting acceleration of effectiveness of the Registration Statement.

2.	We note your response to comment one in our letter dated May 18, 2011. Please revise your registration statement to clearly state that you intend to form the corporation after the effectiveness of the registration statement and prior to the closing of the initial public offering. Please further disclose the impact, if any, such conversion will have on the investors in your company and/or your business structure, corporate governance or operations and whether there are any risks associated with the conversion. Prior to the effectiveness of the Registration Statement, please have the Company file consents of each of its prospective directors to the use of his/her name as a director of the Company immediately following its conversion into a corporation.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 10 to include the requested disclosure. The Company respectfully advises the Staff that following the conversion of the Company from a limited liability company to a corporation, the directors of the limited liability company will continue as directors of the corporation. Therefore, the Company believes that consents of each of the prospective directors of the corporation that are currently directors of the limited liability company are not required to be filed as exhibits to the Registration Statement pursuant to Rule 438 of the Securities Act of 1933, as amended (the “Securities Act”), because each such person has signed the Registration Statement. However, prior to the effectiveness of the Registration Statement, the Company will file a consent of each prospective independent director that will be appointed to the Company’s board of directors and that has not signed the Registration Statement.

Prospectus cover page

3.	We note your response to comment ten in our letter dated May 18, 2011. We reissue the comment. Please be advised that we will defer further review until the registration statement has been amended to include the name of the lead or managing underwriter(s).

Response:

The Company respectfully advises the Staff that it has not yet selected the lead underwriters for the offering and that it will amend the registration statement to include the names of the underwriters as soon as practicable. The Company understands that the Staff will need sufficient time to review the registration statement following the selection of underwriters, although it does not anticipate significant changes to the registration statement above and beyond the insertion of the names of the underwriters, the filling in of related information and any changes necessary to respond to any additional Staff comments.

The Company has selected Davis Polk & Wardwell LLP (“Davis Polk”) as underwriters’ counsel, and all of the potential underwriters of the offering have approved that selection. Davis Polk has represented the underwriters in the last three securities offerings by Momentive Specialty Chemicals Inc. and Momentive Performance Materials Inc. and, as a result of their diligence in such prior offerings, has substantially completed its due diligence with respect to the registration statement, subject to finalizing customary bring-down diligence and updating of such due diligence.

The Company acknowledges the Staff’s general concerns that underwriters and their counsel should have sufficient opportunity to participate in the drafting of disclosure in the context of an initial public offering and that the Staff’s review process not be unnecessarily burdened as a result of significant changes to the registration statement following the selection of underwriters. Given this specific situation, however, the Company does not believe that these concerns will materialize. Both of the Company’s operating subsidiaries—Momentive Specialty Chemicals Inc. and Momentive Performance Materials Inc.—are already subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and as a result the Company is effectively a seasoned issuer from a disclosure perspective. In addition, the Company, through its subsidiaries, has conducted underwritten offerings of debt securities involving all of the potential lead underwriters of this offering, and those underwriters have already conducted extensive due diligence on the Company and provided substantial input into the Company’s public disclosure. Specifically, all of the potential lead underwriters for this offering were involved in (i) the $440 million offering of debt securities by Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC (see Form S-4 Registration Statement, Registration No. 333-172943) and (ii) the $635 million and €150 million offering of debt securities of Momentive Performance Materials Inc. (see Form S-4 Registration Statement, Registration No. 333-172938). Both offerings were completed in October 2010 pursuant to Rule 144A under the Securities Act. Both of these transactions involved full due diligence processes with the underwriters and their counsel, including business and legal due diligence sessions with management and independent auditors, comfort letters and 10b-5 letters from counsel.

In connection with this offering, the Company has met with each of the prospective lead underwriters, provided them with updated financial models and received input from them with respect to positioning the Company in the market and other disclosure issues.

The Company believes that there are good business reasons for deferring the selection of underwriters in the context of an offering for a company that is a seasoned issuer and well-known to prospective underwriters. Given the potential for changes in market conditions between the time of initial filing and the launch of a transaction, and the potential for significant changes within underwriting firms during the same period (both changes in personnel and changes in the structure and industry coverage of various firms), deferring the selection of lead underwriters can help ensure that the Company has engaged the right firm with the right personnel for a particular set of market conditions. The Company and its board of directors believe that selecting underwriters at a later stage of the process for seasoned issuers is typically done efficiently and quickly and does not delay the offering or result in significant changes to the registration statement, particularly where underwriters’ counsel has completed its review of the registration statement. Thus, when these factors are considered along with the low risk of delay or documentation changes, the Company believes its strategy makes sense.

For the foregoing reasons, the Company believes that it would not be inefficient for the Staff to review Amendment No. 2 at this time and respectfully requests that the Staff not defer such review pending the selection of lead underwriters.

Market and Industry and Financial Data, page ii

4.	Please provide us with copies of the reports citing the market data you provide throughout your prospectus, marked with page references tracking your disclosures in

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the filing. Please also confirm that all market and industry data represents information that is generally available to the public and was not prepared for you for a fee.

Response:

The Company has supplementally provided the Staff with copies of the reports citing the market data that is provided throughout the prospectus. In accordance with Rule 418 of the Securities Act, the Company requests that the supplemental information provided be returned promptly following the completion of the Staff’s review thereof.

The Company confirms that, except for the data derived from a commissioned report prepared by Frost & Sullivan, the market and industry data represent information that is generally available to the public free of charge or for a nominal fee and that such market and industry data was not prepared specifically for the Company for a fee. The Company previously filed the consent of Frost & Sullivan as Exhibit 23.5 to the Registration Statement filed on April 21, 2011.

Non-GAAP Financial Information, page ii

5.	We have read your response to prior comment eight. You indicate that you included the anticipated savings of $50 million from the shared services agreement for each of MSC and MPM, as specified in the definitions of various debt and indenture covenants. Please revise your disclosures to clearly disclose that your anticipated savings from the shared services agreement is included in the definitions of your various debt and indenture agreements. Please also disclose which debt and indenture covenants expressly indicate that your anticipated savings from the shared services agreement may be included in your Non-GAAP financial measures of Adjusted EBITDA and Combined Adjusted EBITDA.

Response:

The Company has revised its disclosure on page iii in response to the Staff’s comment to clarify that the anticipated savings from the shared services agreement may be included in the calculation of the relevant Adjusted EBITDA measures in accordance with the definitions of those terms included in the indentures governing the respective outstanding notes of MSC and MPM and in the agreements governing their respective senior secured credit facilities. These financial measures are used in the covenants governing the levels of indebtedness and liens that the companies are permitted to incur and have incurred under the agreements.

Risk Factors, page 18

6.	We note your response to comment 15 in our letter dated May 18, 2011. Please delete the last sentence of the italicized introductory paragraph as you are required to disclose the significant factors that pose a risk to your company.

Pamela Long, July 7, 2011 - Page 4

Response:

The Company acknowledges the Staff’s comment and has deleted the last sentence of the italicized introductory paragraph on page 18.

Momentive and certain of its subsidiaries are holding companies that rely on dividends and other payments. . . , page 27

7.	We note your added disclosure in the second paragraph under “Uses and Sources of Cash” on page 87. Please revise your disclosure in this risk factor to clearly state that your ability to receive dividends from MSC Holdings and MPM Holdings and their subsidiaries is restricted as of December 31, 2010 and give further details regarding the current status as of the most recent practicable date.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the risk factor on page 28 in response to the Staff’s comment.

Unaudited Pro Forma Financial Data, page 50

8.	We have read your response to prior comment 23. It still remains unclear how you determined your weighted average tax rate of approximately 10.2% and 7.4% for the year ended December 31, 2010 and the three months ended March 31, 2010. Please reconcile your weighted average tax rate to your actual effective tax rate. Please disclose in the footnote to adjustment 3(e) how you computed the amount of the adjustment to your income taxes, including your assumed effective tax rate.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the pro forma tax adjustments were calculated by applying to the related pro forma adjustments the appropriate statutory tax rate in the jurisdictions in which those taxable pro forma adjustments are reasonably likely to occur. Because of the Company’s significant pro forma net loss before taxes, the Company then assessed the realizability of the pro forma net tax benefits resulting from those adjustments and determined that the recognition of those benefits, except for a minor net amount of $2 million in the period ended March 31, 2010, was not warranted.

The Company has revised its disclosure in footnote 2(e) on page 56 to discuss its methodology for calculating the pro forma tax adjustment. After further deliberations by the Company regarding the Staff’s comments, given the resulting insignificant impact to pro forma income taxes of the pro forma adjustments as discussed above, the Company respectfully requests that the Staff reconsider its request for the Company to disclose and/or reconcile tax rates. The Company has removed the tax rate disclosures from the

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pro forma footnotes on page 56.

9.	We have read your response to prior comment 25. You indicate that these securities have not been issued and as such are not factually supportable for purposes of satisfying Rule 11-02(b)(6). Please tell us what consideration you have given to providing investors with an understanding of how these securities, when issued, will impact your financial statements. In this regard, note that the warrants are subject to customary anti-dilution protection, including for unit splits, reclassifications, non-cash distributions, equity issuances below fair market value and business combination transactions, the accounting for which may impact your financial statements. Please consider ASC 815-10-65-3 and Example 17 found in ASC 815-40-55-42 in accounting for these warrants.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the securities, which include the preferred instrument and related warrants, when issued, will be classified as equity instruments on the Company’s balance sheet and will have a dilutive impact to earnings. The Company discloses to investors the impact of these securities, when issued, in Note 14 and Note 18 to the historical financial statements on page F-71 and page F-82, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Historical Results of Operations, page 73

10.	We have read your response to prior comment 28. You disclosed that Segment EBITDA in 2010 increased by $240 million to $489 million compared to 2009. You indicate that the increase was primarily attributable to the volume increase discussed above, as well as your continued focus on providing more high value specialty products to your customers versus lower-margin commoditized or core products. Please provide a more robust explanation for the changes in your segment EBITDA and gross profit. Please quantify the business reasons for changes in your segment EBITDA and gross profit. Please also provide additional explanation so that a reader can understand why these events occurred.

Response:

The Company has expanded its disclosure on pages 76 and 84 to provide a more robust explanation and quantification of the changes in segment EBITDA and gross profit.

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Critical Accounting Estimates

Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets, page 96

11.	We have read your response to prior comment 33. Please revise your disclosure to indicate that the undiscounted future cash flows of your long-lived assets, other than goodwill and other indefinite-lived intangibles, substantially exceed their carrying values.

Response:

The Company has revised its disclosure on page 96 to indicate that the undiscounted future cash flows of long-lived assets, other than goodwill and other indefinite-lived intangibles, substantially exceeded their carrying values.

12.	We have read your response to prior comment 34 and have the following comments.

•

You indicate that your reporting units are generally one level below your operating segments for which discrete financial information is available and reviewed by segment management. You also disclose that components of an operating segment can be aggregated as one reporting unit if the components have similar economic characteristics. Please expand your disclosures regarding your impairment of goodwill to specifically disclose your reporting units and disclose whether you aggregate components of an operating segment as one reporting unit. If you aggregate components, please provide us with your aggregation analysis that supports your conclusion that the components have similar economic characteristics.

•	Revise your disclosure to clarify that your reporting units, other than those acquired as a result of the Momentive Combination, substantially exceed their carrying values.

Response:

The Company has revised its disclosure on pages 96 and 97 to disclose its individual reporting units and clarify that the fair value of reporting units that were not acquired as part of the Momentive Combination substantially exceeded their carrying values.

The Company supplementally submits its aggregation analysis as it relates to its Forest Products reporting unit, which is the only instance where one reporting unit is the result of the aggregation of multiple components. The Company’s Forest Products operating segment represents one reporting unit as a result of the aggregation of multiple components. The individual components of the Forest Products reporting unit are as follows:

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•	North American Resins

•	North American Formaldehyde

•	Latin American Forest Products

•	European Forest Products

•	Australia/New Zealand Forest Products

•	Additive Technology Group/Malaysia Forest Products

In determining that the above components have similar economic characteristics and aggregation into one reporting unit is appropriate, the Company considered the following factors within ASC 280-10-50-11 and ASC 350-20-55-7:

a)	Long-term financial performance indicators such as expected long-term gross margins and sales trends;

b)	Nature of the products or services;

c)	Nature of the production processes;

d)	Type or class of customer for their products or services;

e)	Distribution methods;

f)	Regulatory environment;

g)	Manner in which an entity operates its business;

h)	Extent to which component businesses shares assets;

i)	Whether components support and benefit from common research and development; and

j)	Whether goodwill is recoverable from separate operations of each component or from two or more businesses working in concert.

The Forest Products operating segment is a vertically integrated process with formaldehyde being a key ingredient in the production of resins. Globally, resins and formaldehyde are produced using shared assets and resources as the nature of the products are similar, the production processes and technology and research and development resources are shared, and the components of the forest products value chain have similar types of customers and distribution methods, with the components being economically interdependent. As a substantial portion of criteria b) through j) are met, the Company believes that the components of the Forest Products operating segment have similar economic characteristics that support the aggregation of such components into one reporting unit.

Certain Relationships and Related Party Transactions, page 152

Apollo Notes Registration Rights Agreements, page 157

13.	We have read your response to prior comment 41. Please revise your disclosure to state that there are no cash or additional penalties from delays in registering your notes under the registration rights agreement.

Pamela Long, July 7, 2011 - Page 8

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 159 to state that there are no cash or additional penalties under the registration rights agreements resulting from delays in registering the notes.

Underwriting, page 184

14.	Please note that we may have comments after you have identified the underwriters and provided the missing information in this section.

Response:

The Company acknowledges the Staff’s comment and understands that the Staff may have comments once the underwriters are identified and the additional information in the Underwriting section is provided.

Consolidated Financial Statements of Momentive Performance Materials Holdings LLC Statements – March 31, 2011

10. Segment Information, page F-15

15.	You disclosed that effective in the first quarter of 2011, the results of your coatings reporting unit are included within the Epoxy, Phenolic and Coating Resins segment. Previously the results of this reporting unit were reported in the Other segment. Please tell us and disclose how you determined that it was appropriate to include your coatings reporting unit within the Epoxy, Phenolic and Coatings Resins segment. Please tell us how you determined that the coatings reporting unit has similar economic characteristics as the other reporting units within the Epoxy, Phenolic and Coating Resins segment.

Response:

The Company respectfully notes that its change in reportable segments in the first quarter of 2011 was triggered by changes in the Company’s organizational reporting structure and does not represent the aggregation of the coatings reporting unit with other reporting units in the Epoxy, Phenolic and Coating Resins segment as a result of similar economic characteristics under ASC 280-10-50-11. In the first quarter of 2011, as a result of business dispositions and the resulting reorganization activities, the oversight and management of the coatings reporting unit was moved into the Epoxy and Phenolic Resins Division (which was subsequently renamed the Epoxy, Phenolic and Coating Resins Division). The Company respectfully notes, consistent with the Company’s response to prior comment 55, that its segment managers and the organizational structure of the Company are aligned by the Company’s operating segments. Therefore, as the responsibility of the coatings reporting unit has been transferred to the Epoxy, Phenolic

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and Coating Resins segment manager, the Company believes the inclusion of the coatings reporting unit within the Epoxy, Phenolic and Coating Resins segment is appropriate.

The Company has revised its disclosure on pages 60 and F-15 in response to the Staff’s comment.

11. Stock Option Plans and Stock Based Compensation, page F-17

16.	With reference to your $10.81 weighted average grant date fair value of your restricted unit issued in connection with the merger, please tell us how you determined that the fair value used for your unit options and restricted deferred units were reasonable. Please help us reconcile the difference in the fair value of your unit options and restricted deferred units and the restricted units issued in connection with the merger. Your reconciliation should attempt to explain the reasons for the changes in the fair value in a chronological manner.

Response:

The Company respectfully notes that the $10.81 weighted average grant date fair value of restricted units on page F-75 represents the April 2007 grant date fair value of MSC Holdings restricted units and does not represent a new grant made in connection with the Momentive Combination. The summary of the Company’s restricted unit plan activity during the year ended December 31, 2010 represents the acquisition of the MSC Holdings’ outstanding restricted units as a result of the Momentive Combination. The Company respectfully notes that these restricted units denominated in units of MSC Holdings were converted to units in Momentive Holdco in October 2010 at the time of the Momentive Combination, as disclosed on page F-73.

The Company has revised its disclosure on page F-75 to clarify the facts and circumstances noted above.

Consolidated Financial Statements of Momentive Performance Materials Holdings LLC Statements – December 31, 2010

Statements of Deficit and Comprehensive Income, page F-5

Statements of Deficit and Comprehensive Loss, page F-29

17.

We have read your response to prior comment 44. Please revise your statements of deficit and comprehensive loss to show comprehensive income attributable to the parent for all periods presented. Your current presentation only includes comprehensive income attributable to the non-controlling interest and total comprehensive income and your consolidated statement of operations does not provide the components of other comprehensive income attributable to the parent. Please also revise your statements of deficit and comprehensive loss for 2009 to show the total comprehensive income related to the non-controlling interest as zero instead of $4 million. It appears that there was no

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comprehensive income related to your non-controlling interest as of December 31, 2009. Please also revise the caption “comprehensive loss” to show “comprehensive income (loss),” where necessary. Please refer to ASC Topic 810-10-50-1A and ASC 220-10-45-5.

Response:

The Company acknowledges the Staff’s comment and has revised its statements of deficit and comprehensive income on pages F-5 and F-29 to present (1) the components of comprehensive income attributable to the parent and (2) total comprehensive income attributable to the parent. The Company has also revised its statement of deficit and comprehensive loss for 2009 on page F-29 to present comprehensive income attributable to the non-controlling interest as zero and revise the captions for comprehensive income (loss) as applicable.

1. Background and Basis of Presentation

Basis of Presentation, page F-30

18.	We have read your response to prior comment 45. Please provide the following:

•

You disclosed that a common control point for MPM Holdings and MSC Holdings is not present at the AGM level. You also disclose that AGM does not consolidate the investments funds due to substantive kick-out rights help by the investment funds’ limited partners. Please expand your disclosure to describe the significant kick-out rights held by the investment funds’ limited partners;

•

You also indicated that there were not greater than 50% common ownership interests. Please identify each entity involved in the Momentive Combination and clarify each respective ownership structure. Please disclose the ownership interest of all parties involved. Please identify any related parties that are common to each entity involved in the Momentive Combination and disclose the relationship between the related parties, if applicable; and

•

It appears that AP Alternative Assets, L.P. has an ownership interest in Momentive Performance Materials Holdings, Inc. Given that AP Alternative Assets, L.P. is consolidated by AGM, please tell us what consideration you gave to AP Alternative Assets, L.P. in your common control analysis. Please also specifically disclose the ownership interest of AP Alternative Assets, L.P in Momentive Performance Materials Holdings, Inc.

Response:

The Company has expanded its disclosure on page F-30 to describe the significant kick-out rights held by the investment funds’ limited partners.

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The Company is supplementally providing the Staff with the following table which details the ownership interests in MSC Holdings and MPM Holdings prior to the Momentive Combination:

% Ownership	MSC Holdings	MPM Holdings
AIF IV	27.3%	0.0%
AIF V	46.5%	0.0%
AIF VI	17.0%	77.4%
AP Alternative Assets, L.P.	2.4%	11.1%
Management and other	6.8%	11.5%

Total	100.0%	100.0%

Apollo Global Management is an owner of each of the general partners of AIF IV, AIF V and AIF VI.

The Company respectfully advises the Staff that it has considered AP Alternative Assets, L.P.’s ownership interests in MSC Holdings and MPM Holdings in its common control analysis. As noted above, AP Alternative Assets L.P.’s respective ownership interests do not represent controlling financial interests in either company, as defined in ASC 810-10-15-8.

3. Momentive Combination, page F-36

19.	We have read your response to prior comment 46. Please provide the following:

•

In the first bullet of prior comment 46 we asked you to tell us why you did not use the acquisition-date fair value of the Momentive Holdco’s equity interest exchanged, including the stock options and restricted units issued in connection with the Momentive Combination to determine the consideration exchanged. It is unclear how your revised disclosures presented on page F-36 addresses our comment. We note your disclosure on page 97 that, “In business combinations where equity interests are exchanged, the company determines acquisition date fair value based on the fair value of the equity interests of the acquirer or acquiree, depending on which entity’s equity interests can be more reliably measured.” but you have not explained to us why MSC Holdings equity interests are more reliably measured.

•

In response to prior comment 52, you have expanded Note 14. Deficit to indicate that Momentive Holdco issued 81,934,678 units in exchange for the units in MSC. Based on the $10.81 fair value of Momentive Holdco’s restricted units discussed on page F-74, it appears that the fair value of the equity interests of the acquirer (Momentive Holdco) exchanged is substantially in excess of the $454 million fair

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value of the equity interests of the acquiree (MSC Holdings) received. Please address this apparent inconsistency.

•	Notwithstanding the above comments, we have the following comments on how you estimated the fair value of the controlling ownership interest of MSC holdings:

•

You indicated that you selected the value of $454 million as the estimated fair value. Given the estimated equity fair value of $172 to $781, please tell us how you selected the value of $454. Please provide the basis for your selection; and

•

You also indicated that you revised your critical accounting policy to include this fair value analysis. Please revise your accounting policy to provide a more robust discussion of the assumptions and estimates used in determining acquisition date fair value. Please also discuss the methodology used to determine the fair value including but not limited to your analysis of comparable public companies, recent transactions involving comparable entities and discounted cash flows. Please provide sufficient information to enable a reader to understand what method you apply in estimating the fair value.

Response:

The Company respectfully advises the Staff that the Company has disclosed that the acquisition date fair value of the equity interests of MSC Holdings was more “reliably measured” than that of Momentive Holdco’s to determine the consideration exchanged because the fair value of the respective equity interests of each of MSC Holdings and MPM Holdings had been determined in advance of the Momentive Combination. This was done in order to ensure that the equity interests of the different shareholder constituencies of MSC Holdings and MPM Holdings were each exchanged on an equitable fair value basis for shares of Momentive Holdco, which was a newly formed holding company without any prior operations or assets. Therefore, because a valuation had specifically been performed for MSC Holdings (as opposed to the entirety of Momentive Holdco—acknowledging, however, that, at the time of the Momentive Combination, Momentive Holdco was simply the sum of the valuations of the two companies), the Company has disclosed that using MSC Holdings’ valuation is deemed more “reliable.” Moreover, with respect to the Staff’s comment that Momentive Holdco’s stock options and restricted units issued in connection with the Momentive Combination be used, as these would indicate a reliable measure, the Company respectfully advises the Staff that no such options or restricted stock units were issued at the acquisition date in connection with the Momentive Combination. Please see the Company’s response to comment 16 above in this regard.

With respect to the Staff’s comment under bullet 2 above, please see the Company’s response to comment 16 above.

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With respect to the Staff’s comment under bullet 3 above, the Company respectfully advises the Staff that the Company selected the estimated fair value of $454 million as a result of the valuation of the equity exchanged. As indicated above, the fair values of the respective equity interests of MSC Holdings and MPM Holdings were determined prior to the time of the Momentive Combination. The estimated fair value of the equity interests exchanged was $454 million and was based on a market multiple approach. The $454 million represents the estimated fair value of the equity interests of MSC Holdings, or its proportional share of the estimated fair value of the equity interests of Momentive Holdco. Additionally, in support of the purchase price allocation of MSC Holdings, a Book Enterprise Value was developed by a third party independent valuation and financial advisor. As indicated in the Company’s previous response, the range of estimated fair value was $172 million to $781 million, which was developed using a combination of market multiple valuation models as well as discounted cash-flow valuation models. In selecting $454 million as the best estimate of the fair value of the equity interests of MSC Holdings, the Company considered the results of the valuation models, the implied assumptions used in the models given the various valuation results as well as the approximation of the $454 million to the mid-point of the range of estimated fair value.

The Company has revised its accounting policy on page 97 to address the Staff’s comment.

20.	We note your response to prior comment 48 and have the following additional comments.

•

We note your current critical accounting policy disclosures in the last paragraph under Business Combinations on page 97. Please expand this disclosure to provide the information you have provided in your response.

•	Please tell us and disclose the nature of the underlying technologies such that you have concluded that their useful lives range from 11 to 15 years.

Response:

The Company has revised its disclosure on page 97 under Business Combinations to incorporate its response to prior comment 48.

The Company has considered various factors under ASC 305-30-35-3 related to its technologies, including the nature of the Company’s technologies. The Company’s underlying technologies include the Company’s patented and unpatented technology, processes, formulas, trade secrets and know-how, which provide the Company with advantages in the marketplace. The technology is not based on any one patented process, but rather on a portfolio of technology developed over decades of experience in creation, manufacture and application of chemicals. In addition to the factors considered and explained in its response to prior comment 48, the Company has also considered the effects of deteriorating revenue streams associated with obsolete technology and the

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introduction of new technologies in determining future cash flows associated with the technology. The Company assigns useful lives to technology based on the estimated period for which 90% of the discounted cash flows were achieved, and incorporate factors described above, in accordance with ASC 305-30-35-3. The Company believes this is reflective of the period in which its customer relationships and technology will contribute to the Company’s future cash flows.

The Company has expanded its disclosure on page F-37 to further describe the nature of the underlying technologies and how it impacts the range of useful lives of the intangibles.

Note 15. Stock Option Plans and Stock Based Compensation, page F-72

General

21.	We have read your response to prior comment 53. Please tell us the selected public companies within your industries and tell us their respective market multiples. Expand your disclosure to clarify whether these multiples were averaged or how you determined the market multiple you used if a range of market multiples were identified. In addition, please tell us and expand your disclosure to clarify how you determined that a marketability discount of 15% was appropriate. Please provide the basis for your determination. Please also cite the accounting literature used to support your conclusion.

Response:

When valuing its units, the Company considered the multiples of a number of other companies. The Company has supplementally provided the Staff with the names of these companies and information with respect to their multiples. The multiple selected is based on such factors as the EBITDA margin, leverage ratio and expected growth trends as compared to peer group market multiples of those companies listed above, and, accordingly, the Company establishes the point in the range that best represents the multiple the Company would expect if publicly traded. The Company referred to the guidance of ASC 820, Fair Value Measurements and Disclosures (ASC 820), as the guiding standard in developing the fair value of its units. Additionally, as ASC 820 does not proscribe a specific valuation method or how to apply valuation techniques, the Company also referred to the AICPA’s practice aide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The Company determined that a marketability discount of 15 percent was appropriate based on the limited marketability unit holders could expect given the Company is a privately held company. The Company determined through its advisors that a

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marketability discount ranging from 10 to 20 percent would be customary and expected by a market participant valuing the Company’s individual units. When determining the level of the marketability discount, the Company considered the prospects for liquidity, restrictions on transferability and the pool of potential buyers. Given the restrictions that each of these criteria place on a unit holder, the Company determined the 15 percent marketability discount was appropriate.

The Company has revised its disclosure on page F-73 to include the basis used to determine the market multiple. Additionally, the Company has revised its disclosure on page F-73 to clarify the criteria used to determine the 15 percent marketability discount.

Note 17. Segment Information, page F-78

22.	We note that you have recast your prior period segment reporting for comparability purposes. We also note that your Independent Registered Public Accounting Firm, PricewaterhouseCoopers dual dated their audit report related to your financial statements as of and for the year ended December 31, 2010. Please clarify whether PricewaterhouseCoopers or your prior Independent Registered Public Accounting Firm, KPMG LLP took responsibility for your 2009 and 2008 segment information provided in Note 17.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on page F-15 to remove the reference to the recast of prior period segment information. The change in reportable segments did not impact prior periods (fiscal 2009 and 2008) as the change occurred within reportable segments of legacy MSC Holdings, which were acquired as part of the Momentive Combination. Therefore, no changes were made to previously reported fiscal 2009 and fiscal 2008 segment information and as such, KPMG LLP did not dual date their audit report as of December 31, 2009 and for the years ended December 31, 2009 and 2008.

Financial Statements – Momentive Specialty Chemicals Holdings, LLC

General

23.	We note your response to prior comment 57 and your belief that the restatement of Momentive Specialty Chemical Holdings, LLC’s financial statements is not required. In light of the guidance set forth in ASC 205-10-45-3 and the fact that these financial statements are included in the registration statement for the initial public offering of Momentive Performance Material Holding’s LLC’s common stock and whose current and prior operations do not include Momentive Specialty Chemical Holdings, LLC’s former IAR business in its continuing operations, it is unclear as to the basis for your belief. Please advise.

Pamela Long, July 7, 2011 - Page 16

Response:

The Company acknowledges the Staff’s comment and respectfully maintains its previous response for the Staff’s consideration after reconsidering the guidance in ASC 205-10-45-3. The Company believes the retrospective reclassification of MSC Holdings for the nine months ended September 30, 2010 and three years ended December 31, 2009 to present the IAR business as a discontinued operation would render a presentation that is not in accordance with U.S. GAAP because the IAR business did not meet held for sale criteria under ASC 360-10-45-9 as of September 30, 2010 or for any prior periods presented comparatively for Rule 3-05 purposes. The IAR business did not meet held for sale criteria until December 31, 2010, subsequent to the Registrant’s acquisition of MSC Holdings. As such, the IAR business has been presented as a discontinued operation in the financial statements of the Registrant for the year ended December 31, 2010. However, there is no requirement that Rule 3-05 statements have to be retrospectively reclassified to reflect the disposition as these represent a significant acquisition of the Registrant and are not the predecessor entity of the Registrant that would require retrospective reclassification under ASC 205 and FRM 13210.2.

Therefore, the Company does not believe it would be required to reflect IAR as a discontinued operation in its Rule 3-05 financial statements even though the Registrant has reflected the IAR business as a discontinued operation in its year ended December 31, 2010 financial statements. Finally, the Company also advises the Staff that the unaudited pro forma financial information presented on pages 50 through 58 has reflected the disposition of IAR for the full year ended December 31, 2010 so that investors can assess the impact.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 373-3458 or (212) 492-0458 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ Gregory A. Ezring, Esq.
Gregory A. Ezring, Esq. of PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

Enclosures

cc:	Douglas A. Johns, Esq., Momentive Performance Materials Holdings LLC

  William B. Kuesel, Esq., O’Melveny & Myers LLP

  Michael Kaplan, Esq., Davis Polk & Wardwell LLP